Stradley Ronon Stevens & Young, LLP

Suite 2600

2005 Market Street

Philadelphia, PA 19103-7018

Telephone  215.564.8000

Fax  215.564.8120

www.stradley.com

Samuel K. Goldstein

SGoldstein@stradley.com

215-564-8128

July 29, 2011

Via EDGAR

Christina DiAngelo
Kieran Brown, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Delaware Enhanced Global Dividend and Income Fund Form N-14 –
File No. 333-175135

Dear Ms. DiAngelo and Mr. Brown:

On behalf of Delaware Enhanced Global Dividend and Income Fund (the “Registrant”), this letter sets forth the Registrant’s responses to the comments conveyed by Ms. DiAngelo on July 11, 2011 and Mr. Brown on July 28, 2011 with regard to the Registrant’s registration statement on Form N-148C (the “Registration Statement”), registering shares of the Registrant in relation to the acquisition by the Registrant of substantially all the assets of Delaware Investments Global Dividend and Income Fund, Inc. (the “Target Fund”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 24, 2011.

Below are your comments and the Registrant’s response to each comment.  We have combined the accounting and legal comments, and the Registrant’s responses to same, into this one comment response letter.  These responses will be reflected in the printed portions of the Registration Statement that will be sent to shareholders of the Registrant and the Target Fund and in post-effective filings to be made pursuant to Rule 497 of the Securities Act of 1933, as amended.  Capitalized terms not otherwise defined herein have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission
July 29, 2011

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Accounting Comments

1.	Comment – Confirm that the Registrant’s future semi-annual shareholder reports will be filed on Form N-CSRS.

Response – The Registrant will file such reports on Form N-CSRS.

2.	Comment – Explain why the Registrant filed an amended semi-annual report for investment companies on Form N-SARB/A on January 28, 2011.

Response –  The January 28, 2011 filing was erroneously coded as an amended filing.

3.	Comment – Provide an accounting survivor analysis.

Response – We believe that the Registrant is the appropriate accounting and performance survivor following the transaction described in the Registration Statement.  The resulting combined fund is referred to herein as the “Combined Fund.”  According to the SEC staff no-action letter provided to North American Security Trust (“NAST”),1 in order to determine which fund should be the accounting survivor, the attributes of the Combined Fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the Combined Fund.  In NAST, the SEC Staff listed five factors that should be relied upon when making such a determination.  Each of the factors listed in NAST, along with the relevant analysis, is discussed below for the reorganization discussed in the Registration Statement:

o
Comparison of portfolio management.  The Funds are managed by similar portfolio management teams made up of many of the same individuals.  The portfolio management team for the Acquiring Fund will remain in place after the reorganization.  This factor indicates that the Registrant should be the accounting survivor.

o
Comparison of portfolio composition.  As discussed in the Registration Statement, the Funds have similar investment objectives and strategies and, consequently, a similar portfolio composition.  However, the Registrant invests in investments that the Target Fund does not hold, and intends to continue doing so as the Combined Fund. This factor indicates that the Registrant should be the accounting survivor.

1	See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

U.S. Securities and Exchange Commission
July 29, 2011

o
Comparison of investment goals, policies and restrictions.  As discussed in the Registration Statement, the investment objectives and policies of the Combined Fund will be identical to those of the Registrant.  This factor indicates that the Registrant should be the accounting survivor.

o
Comparison of expense structure and expense ratio.  The expense structure post-closing of the Combined Fund will be that of the Registrant, and all service provider agreements of the Registrant will remain in place.  This factor indicates that the Registrant should be the accounting survivor.

o
Comparison of relative asset sizes of the funds involved in the reorganizations.  The net assets of the Registrant ($173 million as of February 28, 2011) are substantially larger than the net assets of the Target Fund ($37.9 million as of February 28, 2011).   This factor indicates that the Registrant should be the accounting survivor.

o
Conclusion:  Because the investment advisory portfolio management team, the portfolio composition, the investment objectives, policies and restrictions, and the expense structure of the Registrant will survive in the Combined Fund, the Registrant believes that the accounting survivor should be the Registrant.  Though the Target Fund’s current portfolio will constitute a portion of the assets of the Combined Fund, the performance history of the Registrant should survive because, historically, it will more closely resemble the Combined Fund in terms of each of the factors outlined above.

4.	Comment – Elaborate on possible alternative actions the Board may consider if the Reorganization is not approved.

Response – The following disclosure has been added to the Registration Statement:

If the Agreement is not approved by a Fund’s shareholders, the Board may consider alternative actions, such as continuing the operations of the Target Fund, reorganizing the Target Fund with a different fund, or liquidating the Target Fund.

5.
Comment – Include in the fee table footnote the total cost of the Reorganization and the dollar amount allocated to each Fund.  Include disclosure estimating the length of time necessary for the Combined Fund to recoup the Reorganization costs.

U.S. Securities and Exchange Commission
July 29, 2011

Response – The footnote has been revised to read:

2 Pro forma combined expenses are based on the average net assets of the Funds for the fiscal year ended November 30, 2010.  Pro forma expenses are based on current Acquiring Fund expenses, excluding the estimated costs of the Reorganization to be borne by the Funds.  It is estimated that the total expenses of entering into and carrying out the Reorganization will be approximately $266,998, of which the Target Fund would bear $93,449 and the Acquiring Fund would bear $106,799. The Manager estimates that  based on current expense levels, shareholders of the Target Fund and Acquiring Fund would recoup these costs through reduced expenses in 22 months or less and 12 months or less, respectively.  For more information, see “Information About the Reorganization – Terms of the Agreement.”

6.	Comment – Disclose the rationale for the allocation of the Reorganization expenses among the Funds.

Response –  The following disclosure has been added:

Reorganization expenses were allocated to each Fund and to the Manager based on the cost savings and other benefits expected to accrue to each as a result of the management fee decrease and improved economies of scale.

7.	Comment – Include under the heading “Board Considerations in approving the Reorganization” the rationale for the Boards’ proposal that the Funds should be combined.

Response – The following disclosure has been added:

Each Board believes that the Reorganization will serve the best interests of Fund shareholders. The Funds have similar investment objectives and strategies.  Furthermore, because the Acquiring Fund will have substantially more assets after the Reorganization than either Fund currently has, the Reorganization may afford shareholders of both Funds greater prospects for growth and could lead to improved economies of scale on an ongoing basis.

8.	Comment – State whether any portfolio turnover is planned in connection with the Reorganization.

U.S. Securities and Exchange Commission
July 29, 2011

Response – The Registrant does not expect increased portfolio turnover for the Combined Fund beyond what is incurred in the normal course of managing its portfolio.

9.	Comment – Add a column entitled “Pro Forma Adjustments” to the Pro Forma Capitalization table.

Response – The requested revision has been made.

10.	Comment – Have the Agreement and Plan of Reorganization executed by Delaware Management Company.

Response – The requested revision has been made.

11.	Comment – Disclose which Fund held the derivative contracts shown in the Pro Forma Statement of Investments.

Response – The requested revision has been made.

12.	Comment – In the table Pro Forma Combined Statement of Assets and Liabilities, explain the $0.01 reduction in “Net asset value per common share.”

Response – The requested revision has been made. A footnote reference had previously been dropped in the process of converting to Edgar format.

13.	Comment – Elaborate on the reason for the increase or decrease in each item adjusted in the Pro Forma Combined Statement of Operations.

Response – The requested revision has been made.

14.	Comment – Explain why the “Leverage expenses” in the Pro Forma Combined Statement of Operations Table are not reflected in the Pro Forma Combined column.

Response – “Leverage expenses” is the commitment fee paid on the undrawn portion of the line of credit, as opposed to the interest expense paid on the drawn portion, which is shown in another line.  The Fund expects to draw down substantially all of its line of credit in the process of combining the two lines of credit, so no amount will be required to be paid on the undrawn portion of the line of credit.

U.S. Securities and Exchange Commission
July 29, 2011

Legal Comments

1.
Comment – Clarify in the discussion of principal risks that the risks attendant to the Acquiring Fund’s dividend capture strategy are not principal risks and state that further information regarding such strategy is available in the SAI.

Response – The requested revision has been made.

2.	Comment – Disclose in the discussion of principal risks that the principal risks of the Funds are the same.

Response – The requested revision has been made.

3.	Comment – In the item relating to performance in the discussion of the Board’s considerations, clarify whether each Fund’s peer group is the same.

Response – The Funds’ Lipper peer groups were not identical.  Each Fund’s Lipper peer group consists of a group or several groups of funds, compiled by Lipper, that have certain characteristics in common with the Fund.  Each Fund’s Lipper peer group changes from time to time based on a variety of factors and supplemental comparisons are often provided upon request by management or the Board.  A Fund’s Lipper peer group is not the same as a Fund’s benchmark used to measure relative performance in prospectuses and advertising materials.

4.	Comment – Disclose whether either Fund has returned capital in the recent past.

Response – The proxy statement/prospectus now states that each Fund has made return of capital distributions in similar proportion in the recent past.

5.	Comment – Disclose whether the Funds have similar amounts of leverage outstanding.

Response – The proxy statement/prospectus has been revised to state that the Funds have similar amounts of leverage outstanding relative to their respective net assets.

6.
Comment – Under “Dividend Rights, Policies and Limitations,” state that any reduction in a shareholder’s tax basis due to return-of-capital distributions could cause a taxable gain to be realized even for share sales at a market price less than the price at which the shares were originally purchased.

Response – The requested revision has been made.

U.S. Securities and Exchange Commission
July 29, 2011

7.	Comment – Provide the table required by Item 10.5 of Form N-2.

Response – The requested revision has been made.

8.
Comment – In the discussion of the investment manager, state that a discussion regarding the basis for the Board approving the investment advisory contract of each Fund is available in the Fund’s annual or semi-annual report to shareholders, and state which one.

Response – The requested revision has been made.

9.	Comment – In the discussion of the portfolio managers, state that the SAI includes further information on their compensation, other accounts managed, and ownership of securities.

Response – The requested revision has been made.

10.	Comment – In the discussion of service providers to the Funds, disclose the compensation payable to such providers.

Response – The requested revision has been made.

11.
Comment – Confirm whether the risks of borrowing and senior securities are disclosed in the Registration Statement.  In the SAI discussion of the Funds’ investment restrictions, briefly summarize the 1940 Act’s requirements with respect to borrowing and senior securities.

Response – The risks of borrowing are disclosed in the Registration Statement.  Although not required, the following disclosure has been added to the SAI:

Section 18 of the 1940 Act circumscribes the ability of registered closed-end investment companies to issue or sell “senior securities,” which the 1940 Act defines in section 18(g).  Section 18(a)(1), for example, prohibits a closed-end investment company from issuing any class of senior security or selling any senior security of which it is the issuer, that represents indebtedness, unless immediately after such issuance or sale the investment company will have asset coverage of at least 300%.  A coverage requirement of 200% applies to an issuance of a senior security that does not represent indebtedness.  “Asset coverage” is defined in section 18(h).  The SEC and its staff have taken the position that reverse repurchase agreements, firm commitment agreements, standby commitment agreements, short sales, written options, forwards, futures, and certain other derivatives transactions may involve the issuance of a senior security subject to the prohibitions and asset coverage requirements of sections 18(a)(1).  The SEC and the staff have indicated, however, that they will not object to investment companies’ engaging in such transactions without complying with the asset coverage and other requirements of sections 18(a)(1), provided that the investment companies segregate assets, or otherwise “cover” their obligations under the instruments, consistent with SEC and staff guidance.

U.S. Securities and Exchange Commission
July 29, 2011

12.	Comment – In the SAI discussion of the trustees, disclose the specific qualifications that led to the conclusion that each individual should serve as such.

Response –  The requested revision has been made.

13.
Comment – In the SAI discussion of the code of ethics, disclose whether the adviser and principal underwriter have adopted codes of ethics and whether these codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Funds.  State that such codes of ethics are available in the SEC public reference room and the accompanying required contact information.

Response – The Funds are closed-end funds that do not continually offer shares and therefore currently have no principal underwriters.  The following disclosure has been added:

The codes of ethics in some circumstances may permit personnel subject to the codes of ethics to invest in securities, including securities that may be purchased or held by the Funds.  These codes of ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090.  These codes of ethics are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.  Copies of these codes of ethics may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

U.S. Securities and Exchange Commission
July 29, 2011

14.	Comment – Disclose the name and principal business address of the Funds’ custodian.

Response – This information is already disclosed in the proxy statement/prospectus.  Duplicative disclosure is not required in the SAI.

15.	Comment – In the SAI discussion of portfolio manager compensation, disclose whether performance of the funds is measured pre-tax or after tax. Identify any benchmarks used to measure performance.

Response – The requested revision has been made.

* * *

The Registrant believes it has fully responded to each comment.  If you have any questions or require clarification of any response, please contact me by telephone at (215) 564-8128, or, in my absence, Michael D. Mabry at (215) 564-8011.

Respectfully submitted,

/s/ Samuel K. Goldstein
Samuel K. Goldstein

cc:           Michael D. Mabry, Esquire
Deidre Downes, Esquire